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                                                              Exhibit 2(a)(i)

                          THE PARKSTONE GROUP OF FUNDS

                        AMENDMENT TO CODE OF REGULATIONS


Amended:  May 11, 1989 as follows:

  ARTICLE I, Section 1.4 is amended by deleting such Section 1.4 in its entirety and by substituting in place thereof the following new Section 1.4:

   "1.   RECORD DATE.  The Trustees may fix a time during which they may close the Share transfer books of the Trust) not more than ninety (90) day prior to the date of any meeting of Shareholders, or the date fixed for the payment of any dividend, or the date of the allotment of rights or the date when any change or conversion or exchange of Shares shall go into effect, as a record date for the determination of the Shareholders entitled to notice of, or to vote at, any such meeting, or entitled to receive payment of any such dividend, or to receive any such allotment of rights, or to exercise such right, as the case my be. In such case, only such Shareholders as shall be Shareholders of record at the close of business on the date so fixed shall be entitled to notice of, or to vote at such meeting or to receive payment of such dividend, or to receive such allotment of rights, or to exercise such rights; as the case may be, notwithstanding any transfer of any Shares on the books of the Trust after any record date fixed, as aforesaid."